Pricing Supplement No. 18 to the Prospectus dated December 21, 2005 and the
                  Prospectus Supplement dated December 21, 2005

{RBC LOGO]    US$4,070,000
              Royal Bank of Canada
              90% Principal Protected Notes, due May 30, 2008
              Linked to the Performance of a Basket of Base Metals

Issuer:                         Royal Bank of Canada ("Royal Bank")
Issue:                          Senior Global Medium-Term Notes, Series B
Trade Date:                     May 26, 2006
Issue Date:                     May 31, 2006
Maturity Date and Term:         May 30, 2008 (resulting in a term to maturity of
                                two years)
Coupon:                         We will not pay you interest during the term of
                                the Notes.
Basket:                         The Notes are linked to the value of an equally
                                weighted basket (the "Basket") consisting of five base metals (each a "Basket Metal" and together the "Basket Metals"). Such weightings will be achieved by providing a Component
                                Weight for each Basket Metal as follows:

                  Basket Metal                                 Component Weight       Initial Levels
                  ------------                                 ----------------       --------------
                  Aluminum                                         20%                $2,736.50/ton
                  Copper                                           20%                $8,301.00/ton
                  Lead                                             20%                $1,090.00/ton
                  Nickel                                           20%                $22,705.00/ton
                  Zinc                                             20%                $3,798.50/ton

Minimum Investment:             US$5,000 (Subject to such other restrictions, as
                                may be applicable to such investors under the
                                private offering rules of any jurisdiction
                                outside the United States. See "Risk Factors-
                                Non-U.S. Investors May Be Subject to Certain
                                Additional Risks.")
Denomination:                   US$1,000 and integral multiples of US$1,000
                                thereafter (except that non-U.S. investors
                                may be subject to higher minimums).
Payment at Maturity:            If the Basket Performance is greater than or
                                equal to zero, then, at maturity, you will receive a cash payment equal to:

                                        Principal Amount + (Principal
                                        Amount x Basket Performance)

                                If the Basket Performance is less than zero, then, at maturity, you will receive a cash payment equal to the greater of:

                                a) Principal Amount + (Principal Amount x Basket
                                   Performance), and
                                b) Principal Amount x 90%

Basket Performance:             The Basket Performance is an amount (expressed
                                as a percentage and rounded to two decimal places) equal to the sum of the Weighted
                                Component Changes for the five Basket Metals.
                                The Weighted Component Change for each Basket
                                Metal will be determined as follows:

                                 Component Weight      x     (C(f) - C(i))
                                                             -------------
                                                                 C(i)

                                where, C(f) is the Reference Price of the Basket
                                Metal "C" on May 28, 2008 (the "final valuation
                                date") and C(i) is the Reference Price of the
                                Basket Metal "C" on May 26, 2006 (the "initial
                                valuation date")
Clearance and Settlement:       DTC global (including through its indirect
                                participants Euroclear and Clearstream,
                                Luxembourg as described under "Ownership and
                                Book-Entry Issuance" in the accompanying
                                prospectus).
CUSIP Number:                   78008EBG1
Listing:                        The Notes will not be listed on any securities
                                exchange or quotation system.
Calculation Agent:              JPMorgan Chase Bank, N.A.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-4 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

                                                                                                                    Proceeds to
                                                                     Price to Public     Agent's Commission     Royal Bank of Canada
                                                                     ---------------    -------------------     --------------------
         Per Note.................................................        100%                 2.75%                   97.25%
         Total....................................................     $4,070,000             $111,925               $3,958,075


                         RBC Capital Markets Corporation
                      Pricing Supplement dated May 26, 2006

                                                      TABLE OF CONTENTS

Pricing Supplement
Summary...............................................................................................         P-1
Risk Factors..........................................................................................         P-4
The Basket............................................................................................        P-10
Specific Terms of the Notes...........................................................................        P-17
Use of Proceeds and Hedging...........................................................................        P-24
Supplemental Tax Considerations.......................................................................        P-25
Supplemental Plan of Distribution.....................................................................        P-27
Documents Filed as Part of the Registration Statement.................................................        P-27

Prospectus Supplement
About This Prospectus Supplement......................................................................         S-3
Recent Developments...................................................................................         S-3
Consolidated Ratios of Earnings to Fixed Charges......................................................         S-3
Risk Factors..........................................................................................         S-4
Use of Proceeds.......................................................................................         S-7
Description of the Notes We May Offer.................................................................         S-8
Certain Income Tax Consequences.......................................................................        S-27
Employee Retirement Income Security Act...............................................................        S-40
Supplemental Plan of Distribution.....................................................................        S-41
Documents Filed as Part of the Registration Statement.................................................        S-46

Prospectus
Documents Incorporated by Reference...................................................................           1
Where You Can Find More Information...................................................................           3
About This Prospectus.................................................................................           3
Caution Regarding Forward-Looking Information.........................................................           4
Royal Bank of Canada..................................................................................           5
Risk Factors..........................................................................................           5
Use of Proceeds.......................................................................................           5
Consolidated Ratios of Earnings to Fixed Charges......................................................           6
Description of Securities We May Offer................................................................           6
Additional Mechanics..................................................................................           9
Special Situations....................................................................................          11
Subordination Provisions..............................................................................          13
Defeasance............................................................................................          14
Events of Default.....................................................................................          15
Ownership and Book-Entry Issuance.....................................................................          16
Our Relationship with the Trustee.....................................................................          21
Tax Consequences......................................................................................          21
Plan of Distribution..................................................................................          22
Validity of Securities................................................................................          23
Experts...............................................................................................          23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others.........................          24
Documents Filed as Part of the Registration Statement.................................................          24

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     SUMMARY

     The 90% Principal Protected Notes (the "Notes") are medium-term notes issued by Royal Bank offering 90% principal protection and 100% participation in any appreciation of the performance of a basket of commodities (the "Basket") at maturity. The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May Be Subject to Certain Additional Risk". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

o Growth Potential--The Notes provide the opportunity for participation in potential increases in the aggregate performance of the Basket. You will receive 100% of any such gains at maturity.

o Limited Principal Protection-- You will lose some of your principal amount invested at maturity, if the level of the Basket declines between the initial valuation date and the final valuation date. Any such loss, however, will be limited to 10% of the principal amount invested.

Selected Risk Considerations

o Market Risk--The extent to which the return on the Notes is positive is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Performance is positive. Commodity prices may change unpredictably, affecting the settlement prices of futures and forward contracts, and the value of your Notes in unforeseeable ways.

o Limited Portfolio Diversification--The five Basket Metals are concentrated in a single commodity sector, base metals, and may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors and exchange-traded futures contracts on the Basket Metals in particular.

o Limited Principal Protection only Available if You Hold the Notes to Maturity--You will be entitled to receive a minimum payment of 90% of the principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

o No Interest Payments--You will not receive any periodic interest payments on the Notes.

o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

o    You are willing to hold the Notes to maturity.

o You are willing to accept the risk of fluctuations in commodities prices in general and exchange-traded futures contracts on the Basket Metals in particular.

o You believe the Basket Performance will increase during the term of the Notes.

o You seek an investment that offers limited principal protection when held to maturity.

o    You do not seek current income from this investment.

o You seek an investment with a return linked to the performance of the Basket Metals.

The Notes may not be a suitable investment for you if:

o    You are unable or unwilling to hold the Notes to maturity.

o You are not willing to be exposed to fluctuations in commodities prices in general and exchange-traded futures contracts on the Basket Metals in particular.

o You believe the Basket Performance will decline during the term of the Notes.

o You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

o You prefer not to create an overconcentrated position in the commodities sector of your portfolio.

o    You seek current income from your investment.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     The Notes will probably be treated for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see Supplemental Tax
Considerations--Supplemental U.S. Tax Considerations" on page P-25.

Sample Calculations of the Payment at Maturity

     The examples set forth below are included for illustration purposes only. The Reference Prices of the Basket Metals used to illustrate the calculation of Basket Performance are neither estimates nor forecasts of the References Prices of the Basket Metals on the initial valuation date or the final valuation date on which the calculation of the Basket Performance, and in turn the payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $5,000 and that no extraordinary event has occurred.

Example 1 -- Calculation of the payment at maturity where the Basket Performance is positive.

                                                                                   Component         Weighted
          Basket Metal                  C(i)            C(f)         % Change        Weight      Component Change
          ------------                  ----            ----         --------        ------      ----------------
Aluminum.....................          $2,900.00        $4,640.00        60.00%       20.00%             12.00%
Copper.......................          $7,800.00       $10,920.00        40.00%       20.00%              8.00%
Lead                                   $1,200.00          $960.00       -20.00%       20.00%             -4.00%
Nickel.......................         $20,000.00       $24,000.00        20.00%       20.00%              4.00%
Zinc.........................          $3,400.00        $5,100.00        50.00%       20.00%             10.00%
                                                                                                         ------
Basket Performance...........                                                                            30.00%
                                                                                                         ======

Since the Basket Performance is greater than 0%:

Payment at Maturity = $5,000 + ($5,000 x Basket Performance) = $5,000 + ($5,000 x 30.00%) = $6,500.00

30.00% Return on Investment


Example 2 -- Calculation of the payment at maturity where the Basket Performance is negative.

                                                                                   Component         Weighted
          Basket Metal                  C(i)             C(f)        % Change        Weight      Component Change
          ------------                  ----             ----        --------        ------      ----------------
Aluminum.....................           $2,900.00       $2,030.00       -30.00%      20.00%             -6.00%
Copper.......................           $7,800.00      $10,920.00        40.00%      20.00%              8.00%
Lead                                    $1,200.00         $960.00       -20.00%      20.00%             -4.00%
Nickel.......................          $20,000.00      $24,000.00        20.00%      20.00%              4.00%
Zinc.........................           $3,400.00       $2,040.00       -40.00%      20.00%             -8.00%
                                                                                                        ------
Basket Performance...........                                                                           -6.00%
                                                                                                        ======

Since the Basket Performance is less than 0%:

Payment at Maturity = Greater of:

         (a) $5,000 + ($5,000 x Basket Performance) = $5,000 + ($5,000 x -6.00%)
= $4,700.00, and

         (b) $5,000 x 90% = $4,500.00

         Or, $4,700.00

-6.00% Return on Investment

Example 3 -- Calculation of the payment at maturity where the Basket Performance is negative.

                                                                                   Component         Weighted
          Basket Metal                  C(i)             C(f)        % Change        Weight      Component Change
          ------------                  ----             ----        --------        ------      ----------------
Aluminum.....................           $2,900.00       $2,030.00       -30.00%          20.00%             -6.00%
Copper.......................           $7,800.00       $3,120.00       -60.00%          20.00%            -12.00%
Lead                                    $1,200.00         $960.00       -20.00%          20.00%             -4.00%
Nickel.......................          $20,000.00      $24,000.00        20.00%          20.00%              4.00%
Zinc.........................           $3,400.00       $2,040.00       -40.00%          20.00%             -8.00%
                                                                                                           -------
Basket Performance...........                                                                              -26.00%
                                                                                                           =======

Since the Basket Performance is less than 0%:

Payment at Maturity = Greater of:

         (a) $5,000 + ($5,000 x Basket Performance) = $5,000 + ($5,000 x
-26.00%) = $3,700.00, and

         (b) $5,000 x 90% = $4,500.00

         Or, $4,500.00

-10.00% Return on Investment



In no event will the payment at maturity be less than 90% of principal amount.

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of a basket of five exchange-traded base metals -- aluminum, copper, lead, nickel and zinc (the "Basket Metals"). Investing in the Notes is not equivalent to investing directly in the Basket Metals themselves or the related futures and forward contracts. See "The Basket" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Do Not Pay Interest Or Guarantee Return Of Your Investment

     The Notes do not pay interest and may not return up to 10% of the principal amount invested. The amount payable at maturity will be determined pursuant to the terms described in this pricing supplement. At maturity, if the Basket depreciates between the initial valuation date and the final valuation date, you will lose up to 10% of your principal amount at a rate of 1% loss of principal for every 1% decrease in the Basket level.

Your Note May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of Any Basket Metal, If Such Appreciation Is Not Reflected in the Official Settlement Price on the Final Valuation Date

     If the Basket Performance is negative on the final valuation date, the payment at maturity with respect to each Note may be as little as 90% of the principal amount, depending on the extent to which the Basket Performance is negative. This will be true even though the Basket Performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of settlement prices of certain futures contracts (or otherwise determined by the calculation agent, in the case of an extraordinary event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the two year term of the Notes.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the settlement prices of the exchange-traded futures contracts on the Basket Metals will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o the market price of the Basket Metals underlying the exchange-traded futures contracts in the Basket;

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with RBC Capital Markets Corporation or any other market maker;

     o    the general interest rate environment;

     o economic, financial, political, regulatory, geographical, biological or legal events that affect the market price of the Basket Metals or the exchange-traded futures and forward contracts in the Basket or that affect commodities and futures markets generally; or

     o    the creditworthiness of Royal Bank.

     These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

     The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures and forward contracts and, therefore, the value of your Notes.

Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

     Because the Notes are linked to the Basket, which currently reflects the return on futures contracts on five different exchange-traded base metals, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the exchange-traded base metals underlying the futures contracts included in the Basket are concentrated in a single sector. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a single industry or sector.

Risks You Should Consider Relating to Trading of Commodities on the LME

     The market prices of aluminum, copper, lead, nickel and zinc will be determined by reference to the settlement prices of contracts traded on the LME. As discussed below, the LME is a principals' market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the prices of the contracts used to determine the Reference Prices of aluminum, copper and zinc, and consequently the payment at maturity, could be adversely affected.

Base Metal Prices May Change Unpredictably, Affecting the Basket Performance and the Value of Your Notes in Unforseeable Ways

     Trading in futures and forward contracts on the Basket Metals is speculative and can be extremely volatile. Market prices of the Basket Metals may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of your Notes in varying ways, and different factors may cause the value of different Basket Metals, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

You Will Not Receive Interest Payments on the Notes or Have Rights in the Exchange-Traded Futures Contracts on the Basket Metals

     You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of the exchange-traded futures and forward contracts on the Basket Metals may have.

There May Not Be an Active Trading Market in the Notes--Sales in the Secondary Market May Result in Significant Losses

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Trading and Other Transactions by Royal Bank or its Affiliates in Basket Metals, Futures, Options, Exchange-Traded Funds or Other Derivative Products on the Basket Metals May Impair the Market Value of the Notes

     As described below under "Use of Proceeds and Hedging" in this pricing supplement, we or one or more affiliates (or an unaffiliated party or parties with whom we contract) may hedge our obligations under the Notes by purchasing the Basket Metals, futures or options on the Basket Metals, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Basket Metals, and we or such unaffiliated party or parties may adjust these hedges by, among other things, purchasing or selling Basket Metals, futures, options or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Basket Metals at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of the Basket Metals and the value of the Basket and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates (or an unaffiliated party or parties with whom we contract) could receive substantial returns from these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in the Basket Metals, the exchange-traded futures and forward contracts on the Basket Metals, and other investments relating to the Basket Metals on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of the Basket Metals, the exchange-traded futures and forward contracts on the Basket Metals, the value of the Basket and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket Metals or the exchange-traded futures contracts on the Basket Metals. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest

     As noted above, we and our affiliates expect to engage in trading activities related to the Basket Metals and the exchange-traded futures contracts on the Basket Metals, which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the Reference Prices of the Basket Metals, could be adverse to the interests of the holders of the Notes. Moreover, we and RBC Capital Markets Corporation have published and in the future expect to publish research reports with respect to some or all of the Basket Metals. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, RBC Capital Markets Corporation or our other affiliates may affect the market price of the Basket Metals and the related exchange-traded futures and forward contracts and, therefore, the market value of the Notes.

Royal Bank and Its Affiliates Have No Affiliation with the LME and Are Not Responsible for Its Public Disclosure of Information

     We and our affiliates are not affiliated with the LME in any way and have no ability to control or predict its actions, including any errors in or discontinuation of its disclosure. The LME is not under any obligation to continue to maintain any futures and forward contracts. If the LME discontinues or materially changes the terms of any futures and forward contracts on the Basket Metals, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures and forward contract selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable futures and forward contract exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Notes--Extraordinary Event" and "--Adjustments to the Basket and Reference Price" in this pricing supplement.

     You, as an investor in the Notes, should make your own investigation into the Basket Metals, the related futures contracts and the exchanges on which they trade.

The Calculation Agent Can Postpone the Calculation of the Basket Performance or the Maturity Date If a Extraordinary Event Occurs on the Final Valuation Date

     The calculation of the Basket Performance may be postponed if the calculation agent determines that an extraordinary event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the settlement prices on the relevant futures and forward contracts on the first business day after that day on which no extraordinary event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but an extraordinary event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If an extraordinary event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the Basket Performance that would have prevailed in the absence of the extraordinary event. See "Specific Terms of the Notes--Extraordinary Event" in this pricing supplement.

     If an extraordinary event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Metals

     The composition of the Basket and the method of calculating the Reference Prices of the Basket Metals may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts used for determining the Reference Price of a Basket Metal are changed in a material respect by the commodity exchange upon which the contract trades, or if a Reference Price is not available for a Basket Metal for any reason, then the calculation agent may take such action, including adjustments to the Basket or to the method of calculating the Reference Price of that Basket Metal, as it deems appropriate. See "Specific Terms of the Notes--Adjustments to the Basket and Reference Price" in this pricing supplement. Such changes could adversely affect the Basket Performance and, consequently, the payment at maturity on the Notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

                                   THE BASKET

General

     The Basket is comprised of five exchange-traded commodities, each of which falls within one sector: base metals. The inclusion or exclusion of a commodity in the Basket is not a recommendation to invest in or divest any interest in such commodity. Neither Royal Bank nor any of its affiliates makes any representation or warranty as to the performance of the Basket Metals or the Basket.

     Royal Bank or its affiliates may presently or from time to time invest in, or divest an interest in, one or more "commodity investments" (i.e., trading of commodities, futures and forward contracts with respect to the commodities and other instruments and derivative products based on the commodities and/or the Basket), may render investment advice to a third party with respect to one or more commodity investments or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more commodity investments. In the course of such business, one or more affiliates of Royal Bank may produce and/or publish research reports with respect to such commodity investments. Royal Bank does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

     The information relating to the Basket Metals, the information about the market in which the Basket Metals trade and the price data plotted to chart the history of the prices of the Basket Metals has been derived from publicly available sources and is presented in summary form for informational purposes only. As such, neither Royal Bank nor any of its affiliates has independently verified this information or assumes any responsibility for the accuracy or completeness of such information.

     Any prospective investor in the Notes should understand the commodity futures, forward and spot markets and should undertake an independent investigation of the Basket Metals such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

The Principal Exchange

     The reference prices of the Basket Metals are determined by reference to the official settlement prices of futures and forward contracts traded on the LME (the "Principal Exchange"). You should make your own investigation into the Principal Exchange to determine whether the Notes are a suitable investment for you.

     An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long") or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

     No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as "initial margin". This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as "variation margin", are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as "marking to the market".

     Futures contracts are traded on organized exchanges, known as "contract markets," through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearinghouse. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader's profit or loss. U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the "SIB")).

The LME

     The LME was established in 1877 and is the principal base-metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals' market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting "back-to-back" contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a "prompt date") from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may to be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals' forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

     The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB.

     The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes' trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

     Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today's Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today's 99.7% High Grade Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The Basket Metals

Aluminum

     Aluminum is the most heavily produced and consumed non-ferrous metal in the world. Its low density and malleability has been recognized by the industrial world. Aluminum has many diverse applications, ranging form beverage cans to cars. In 2001, world primary refined production alone totaled over 24 million tons. The total turnover for LME primary aluminum futures and options in 2001 was over 25 million lots (625 million tons).


                [LME ALUMINIUM (1/3/00 - 5/26/06) CHART OMITTED]

Copper

     One of the "original" metals, copper shared an era of history with tin as a fundamental component of the Bronze Age. However, its primary properties in modern-times are its electrical conductivity and heat-transfer abilities making it invaluable for use in the building construction and electrical industries. Copper's malleability, strength and corrosion resistant qualities also make it an excellent alloying agent for the production of intricate shapes--particularly in brass and bronze. This alloying factor made copper one of the most important industrial metals of the 19th century and it naturally became the flagship contract of the LME when it was established in 1877.


                [LME COPPER (1/3/00 - 5/26/06) CHART OMITTED]

Lead

     The uses of lead can be traced back to the earliest days of history. The Romans described it as the "basest of base metals" due to the ease with which it could be beaten or melted. In recent time lead has come into its own with the evolution of applications such as petrol additives, pigments, chemicals, crystal glass and batteries. The largest market for lead is in battery production, consuming approximately two thirds of the lead produced in the western world.

     Lead's relationship with the LME began before the turn of the century, although dealings were unofficial. By 1903, it was being traded in a small secondary ring, but still without an official price setting. Lead was first officially traded in 1920 and the current standard lead contract, introduced in 1953, has become the mainstay for international free trade in this metal.

                   [LME LEAD (1/3/00 - 5/26/06) CHART OMITTED]

Nickel

     As an alloying metal, the uses of nickel are very diverse. Its high melting point and resistance to corrosion have provided a wide scope for the metal's development. Early in the twentieth century, it was discovered that by combining nickel with steel, even in small quantities, the durability of the steel increased significantly with regards to corrosion resistance and strength. This partnership has endured and the steel industry is now the single largest consumer of nickel today.

     With the introduction of nickel trading to the LME in 1979, the Exchange's coverage of all major non-ferrous metals was complete. The LME is acknowledged as the principal pricing mechanism for nickel producers and consumers worldwide and is the only exchange in the world to provide facilities for the industry to hedge sales and purchases.

Zinc

     Zinc is the fourth most widely used metal in the world. Its resistance to non-acidic atmospheric corrosion means that zinc is instrumental in prolonging the life of buildings, vehicles, ships and steel goods and structures of every kind. Accordingly, galvanising accounts for more than half of all present day applications of metal, and this figure is increasing.


                   [LME ZINC (1/3/00 - 5/26/06) CHART OMITTED]

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Notes We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series A" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and JPMorgan Chase Bank, National Association, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.


Coupon

     We will not pay you interest during the term of the Notes.

Minimum Investment

     The minimum investment in the Notes will be US$5,000 (Subject to such other restrictions, as may be applicable to such investors under the private offering rules of any jurisdiction outside the United States. See "Risk Factors--Non-U.S. Investors May Be Subject to Certain Additional Risks.").

Denomination

     We will offer the Notes in denominations of US$1,000 and integral multiples of US$1,000 thereafter.

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     As described in the following paragraphs, you will receive a cash payment at maturity that is based on the Basket Performance, which may be positive or negative. You will lose up to 10% of your principal amount at maturity if the Basket declines between the initial valuation date and the final valuation date at a rate of 1% loss of principal for every 1% decrease in the Basket level.

     If the Basket Performance is greater than or equal to zero, then at maturity, you will receive a cash payment equal to:

      Principal Amount + (Principal Amount x Basket Performance)

     If the Basket Performance is less than zero, then at maturity, you will receive a cash payment equal to the greater of:

     a)   Principal Amount + (Principal Amount xBasket Performance), and

     b)   Principal Amount x 90%


     The Basket Performance is an amount (expressed as a percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the five Basket Metals. The Weighted Component Change for each Basket Metal will be determined as follows:


                     Component Weight   x   (C(f) - C(i))
                                            ------------
                                                 C(i)
     where,


     C(f) = Reference Price of each Basket Metal, "C", on the final valuation date

     C(i) = Reference Price of each Basket Metal, "C", on the initial valuation date

     The Component Weights for each Basket Metal are as follows:

                                                                    Component
         Basket Metal                                                Weight
         ------------                                                ------
         Aluminum................................................    20.00%
         Copper..................................................    20.00%
         Lead....................................................    20.00%
         Nickel..................................................    20.00%
         Zinc....................................................    20.00%


     The method of determination for the Reference Price for each Basket Metal is specified under "--Reference Prices" below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under "--Adjustments to the Basket and Reference Price" below.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. The calculation agent may postpone the final valuation date--and therefore the maturity date--if an extraordinary event occurs or is continuing on a day that would otherwise be the final valuation date. We describe extraordinary events under "--Extraordinary Event" below.

     In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that an extraordinary event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that an extraordinary event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Reference Prices

     The reference price for each Basket Metal (the "Reference Price") have been determined on the initial valuation date and will be determined on the final valuation date as described below:

Aluminum

     The Reference Price for aluminum on the initial valuation date is the official "cash offer" settlement price at 1:00 p.m. (London Time) quoted in U.S. dollars per ton of Primary Aluminum on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for aluminum on the final valuation date is the official "cash offer" settlement price at 1:00 p.m. (London Time) quoted in U.S. dollars per ton of Primary Aluminum on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

Copper

     The Reference Price for copper on the initial valuation date is the official "cash offer" settlement price at 12:35 p.m. (London Time) quoted in U.S. dollars per ton of Copper Grade A on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for copper on the final valuation date is the official "cash offer" settlement price at 12:35 p.m. (London Time) quoted in U.S. dollars per ton of Copper Grade A on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

Lead

     The Reference Price for lead on the initial valuation date is the official "cash offer" settlement price at 12:50 p.m. (London Time) quoted in U.S. dollars per ton of Standard Lead on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for lead on the final valuation date is the official "cash offer" settlement price at 12:50 p.m. (London Time) quoted in U.S. dollars per ton of Standard Lead on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

Nickel

     The Reference Price for nickel on the initial valuation date is the official "cash offer" settlement price at 1:05 p.m. (London Time) quoted in U.S. dollars per ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for nickel on the final valuation date is the official "cash offer" settlement price at 1:05 p.m. (London Time) quoted in U.S. dollars per ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

Zinc

     The Reference Price for zinc on the initial valuation date is the official "cash offer" settlement price at 12:55 p.m. (London Time) quoted in U.S. dollars per ton of Special High Grade Zinc on the LME, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for zinc on the final valuation date is the official "cash offer" settlement price at 12:55 p.m. (London Time) quoted in U.S. dollars per ton of Special High Grade Zinc on the LME, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

Reference Prices on the Initial Valuation Date

                   Aluminum              Copper               Lead                Nickel               Zinc
                   --------              ------               ----                ------               ----
                     $/ton               $/ton                $/ton                $/ton               $/ton
C(i).....          $2,736.50           $8,301.00            $1,090.00           $22,705.00           $3,798.50


Adjustments to the Basket and Reference Price

     The composition of the Basket and/or the method of determining the Reference Price may be adjusted from time to time by the calculation agent, as follows:

     o In the event that an official settlement price is not available for a Basket Metal for whatever reason, including any discontinuance of trading in the relevant contract by the LME then the calculation agent may take such action, including adjustments to the Basket or to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of a particular Basket Metal is discontinued by the exchange on which it traded, the calculation agent may determine such Reference Price for that Basket Metal by reference to another contract for the Basket Metal traded on another exchange or to its bid for the Basket Metal for delivery on the final valuation date.

     o In the event that the terms of any contract used for determining the Reference Price of any Basket Metal are changed in a material respect by the commodity exchange upon which the contract trades, the calculation agent may take such action, including adjustments to the Basket or to the method of determining the Reference Price of that Basket Metal, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

     No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Basket Metal. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above.

Extraordinary Event

     As set forth under "--Payment at Maturity" above, the calculation agent will determine the Basket Performance on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the Basket Performance may be postponed if the calculation agent confirms that, on the final valuation date, an extraordinary event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices of the Basket Metals on the first business day after the final valuation date on which no extraordinary event occurs or is continuing to determine the Basket Performance. In no event, however, will the determination of the Basket Performance be postponed by more than ten business days.

     If the determination of the Basket Performance is postponed to the last possible day, but an extraordinary event occurs or is continuing on that day, that day will nevertheless be the date on which the Basket Performance will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Reference Prices that would have prevailed in the absence of the extraordinary event and calculate the Basket Performance.

     An extraordinary event means any event, circumstance or cause which Royal Bank determines, and the calculation agent confirms, has or will have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or to hedge its position in respect of its obligation to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect:

     o the occurrence or existence during the one-half hour period that ends at the close of trading of any suspension of or limitation on trading (by reason of movements in price exceeding limits permitted by the Principal Exchange or otherwise) on the Principal Exchange in the applicable Basket Metal or a general limitation on prices for such Basket Metals on the Principal Exchange;

     o a suspension, absence or material limitation of trading in futures contracts, forward contracts or options contracts related to the Basket or the one or more Basket Metals on the Principal Exchange or a limitation on trading in futures, forward or options contracts on the Principal Exchange on any one day by reason of movements in prices that exceed the price permitted by such exchanges;

     o the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other government authority which would make it unlawful or impracticable for Royal Bank to perform its obligations under the Notes or for dealers to execute, maintain or modify a hedge in a position in respect of the Basket or an Basket Metal;

     o the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the United States of America, Japan or the European Union or any political subdivision thereof which has a material adverse effect on the financial markets thereof; or

     o any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or of a dealer to execute, maintain or modify a hedge of a position with respect to the Basket or any Basket Metal or a material and adverse effect on the economy of Canada, the United States of America, Japan or the European Union or the trading of commodities, contracts or other instruments generally on any Principal Exchange.

     The following events will not be extraordinary events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of a Principal Exchange; or

     o a decision to permanently discontinue trading in the option or futures and forward contracts relating to any Basket Metal (see "--Adjustments to the Basket and Reference Price" above).

     For this purpose, an "absence of trading" in the Principal Exchange on which option or futures and forward contracts related to any Basket Metals are traded will not include any time when that Principal Exchange is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount
     The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o   no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in London and New York City are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

     JPMorgan Chase Bank, National Association, will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations or confirmations regarding the Reference Price of each of the Basket Metals, extraordinary events, business days, the default amount, the Basket Performance and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of and confirmations by the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates (or an unaffiliated party or parties with whom we contract) may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates (or such unaffiliated party or parties) expect to enter into hedging transactions involving purchases of Basket Metals included in or linked to the Basket and/or listed and/or over-the-counter options or futures or forward on the Basket Metals prior to or on the initial valuation date. From time to time, we or our affiliates (or such unaffiliated party or parties) may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates (or such unaffiliated party or parties) may:

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Basket Metals,

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities, or

     o   any combination of the above two.

     We or our affiliates (or such unaffiliated party or parties) may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates (or such unaffiliated party or parties) may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Metals, listed or over-the-counter options or futures or forwards on Basket Metals or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments based on the level of indices designed to track the performance of the Basket Metals or other components of the commodities market.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. It applies to you only if you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

     o    a dealer in securities or currencies;

     o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     o    a bank;

     o    a life insurance company;

     o    a tax-exempt organization;

     o    a partnership or other pass-through entity;

     o a person that owns a note as a hedge or that is hedged against interest rate risks;

     o a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

     o a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:

     o    a citizen or resident of the United States;

     o    a domestic corporation;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

     Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes (the "Contingent Debt Rules"). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

     Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the "comparable yield") and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your note prior to your receipt of cash attributable to such income.

     We have determined that the comparable yield is 5.35% per annum, compounded semi-annually. We have also determined that the projected payment for the Notes, per $10,000 of principal amount, at the maturity date is $11,113.70 for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

     You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive (including any Additional Amounts) at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

     Any gain you recognize upon the sale, exchange, redemption or maturity of your Note, including gain arising from the receipt of any Additional Amounts, will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

         Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

         We have agreed to sell to RBC Capital Markets Corp., and RBC Capital Markets Corp. has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corp., the Underwriter, has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 2.75%. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 2.75% of the principal amount of the Notes. The Underwriter may allow, and the broker or dealers may re-allow, a discount not to exceed 2.75% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.
     In the future, RBC Capital Markets Corporation or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
                                                                  181 Bay Street
                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada
                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca




EXHIBIT A

                                Auditors' Consent

         We refer to the Pricing Supplement No. 18 of Royal Bank of Canada (the "Bank") dated May 26, 2006, relating to the offering of US$4,070,000 Senior Global Medium-Term Notes, Series B, 90% Principal Protected Notes, due May 30, 2008 Linked to the Performance of a Basket of Base Metals, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.



(signed) "Deloitte & Touche LLP"
Chartered Accountants
Toronto, Canada
May 26, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                  US$4,070,000

                                   [RBC LOGO]

                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series B

                 90% Principal Protected Notes, due May 30, 2008
              Linked to the Performance of a Basket of Base Metals


                                  May 26, 2006